FIVE STAR BANCORP

3100 Zinfandel Drive

Suite 100

Rancho Cordova, California 95670

May 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Lory Empie, Marc Thomas, Jessica Livingston, David Lin

Re:   Five Star Bancorp

          Amendment No. 2 to Registration Statement on Form S-1

          Filed April May 3, 2021

          File No. 333-255143

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Five Star Bancorp (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on May 4, 2021, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Christopher J. DeCresce of Covington & Burling LLP at (212) 841-1017 and that such effectiveness also be confirmed in writing.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

        Respectfully,

        Five Star Bancorp

        By:        /s/ James Beckwith

        Name: James Beckwith

        Title:   President and Chief Executive Officer

cc: Christopher J. DeCresce, Covington & Burling LLP